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Contact:


Cardiac Science Inc.                         Batchelder & Partners, Inc.
Raymond W. Cohen                             Kathy Scott
President & Chief Executive Officer          Partner
(949) 587-0357                               (858) 704-3300

                                                  Filed by Cardiac Science, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                        Subject Company: Spacelabs Medical, Inc.
                                                     Commission File No. 0-20083


                      CARDIAC SCIENCE NOMINATES ALTERNATIVE

                 SLATE FOR SPACELABS MEDICAL BOARD OF DIRECTORS

       IRVINE, Calif. -- Nov. 28, 2000 -- Cardiac Science Inc. (Nasdaq: DFIB) today announced that it has nominated six individuals as candidates for election to the board of directors of Spacelabs Medical, Inc. (Nasdaq: SLMD) for Spacelabs' 2001 annual meeting. In addition, Cardiac Science announced that it has acquired 320,200 shares of Spacelabs, or approximately 3.4% of the common stock outstanding. Cardiac Science had previously announced its proposal to acquire all of the outstanding common stock of Spacelabs for $15 per share.

       "While we believe that a friendly, negotiated transaction is in the best interest of all parties to this proposed transaction, we are keeping our alternatives open by nominating this slate of directors" said Raymond W. Cohen, president and CEO of Cardiac Science. We are committed to this business combination, as it is a compelling story and will result in the combined company being very well-positioned in the patient monitoring industry. We have made a significant investment in Spacelabs to further demonstrate our commitment to consummating this transaction."

ABOUT CARDIAC SCIENCE

       Cardiac Science develops and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the
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company's installed base provides a recurring revenue stream from the sale of proprietary disposable defibrillator electrodes.

       The company has an exclusive agreement with Medtronic Physio-Control, a division of Medtronic Inc., (NYSE: MDT), the worldwide market leader in defibrillator products, to distribute the Company's first commercial product, the Powerheart(R), which began shipping in early 2000, in the United States, Canada, and nine European countries. The company also sells its products via prominent independent distributors encompassing Asia, the Middle East, Europe and South America. For more information on Cardiac Science, please visit its Internet site at www.cardiacscience.com.

       This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to: a potential transaction between Cardiac Science Inc. and Spacelabs Medical, Inc. that may or may not occur; the life-saving potential of Cardiac Science's technology; the Company's ability to integrate its technology into Spacelabs monitors, develop new products; and improve patient-care. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 1999 and other documents filed with the Securities and Exchange Commission (SEC).

       Cardiac Science intends to file with the SEC and deliver to Spacelabs' shareholders a proxy statement relating to Spacelabs' 2001 annual meeting. In addition, Cardiac Science and/or Spacelabs may file a proxy statement, a prospectus and other relevant documents with the SEC concerning the proposed combination transaction. All stockholders should read the proxy statement relating to Spacelabs' 2001 annual meeting, any proxy statement or prospectus concerning the proposed combination transaction that may be filed with the SEC and all other relevant documents filed with the SEC when they become available because they will contain important information. Once filed with the SEC, these documents can be obtained free of charge at the SEC's web site (www.sec.gov). In addition, you may obtain documents filed with the SEC by Cardiac Science free of charge by requesting them in writing from Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California 92606, Attention: Corporate Secretary, or by
telephone at (949) 587-0357.
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       Cardiac Science and its directors and executive officers may be deemed to be "participants" in the solicitation of proxies from the stockholders of Spacelabs under the federal securities laws. Information about the directors and executive officers of Cardiac Science is set forth in the proxy statement for Cardiac Science's 2000 annual meeting. In addition, Cardiac Science has nominated the following individuals for election as directors of Spacelabs, each of whom may also be deemed to be participants in the solicitation: I.T. "Tex" Corley, V. Marc Droppert, John M. Freud, Dorn Parkinson, Terry W. Payne, and David M. Slott. Finally, the following persons may also be deemed to be participants in the solicitation: Batchelder & Partners, Inc., financial advisor to Cardiac Science, David H. Batchelder, Chairman and Chief Executive Officer, Batchelder & Partners, Inc., Kathleen D. Scott, Partner of Batchelder &
Partners, Inc., and Ralph V. Whitworth, Partner of Batchelder & Partners, Inc.

       Cardiac Science has expressed an interest in pursuing a negotiated transaction to acquire all of the outstanding common stock of Spacelabs at a price of $15 per share. Cardiac Science has agreed to pay each of its nominees a monthly fee of either $2,000 or $5,000, commencing on the date that each agreed in writing to become a nominee through the earlier of (i) the election of the nominees to the Spacelabs Board or (ii) the abandonment of efforts or the withdrawal by Cardiac Science in pursuing the election of the nominees to the Spacelabs Board. Batchelder & Partners, Inc. will not receive any fee for, or in connection with, its solicitation, apart from customary compensation for acting as a financial advisor to Cardiac Science. The only other interest of the participants in the solicitation is by stock ownership: Cardiac Science, Inc. owns 320,200 shares of Spacelabs common stock and V. Marc Droppert owns 5,000 shares of Spacelabs common stock.